SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:     Press Release dated July 20, 2004.  GRUPO TMM TO REPORT SECOND QUARTER 2004 EARNINGS JULY 28, HOST CONFERENCE CALL JULY 29.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM TO REPORT SECOND QUARTER 2004 EARNINGS JULY 28,
HOST CONFERENCE CALL JULY 29

Mexico City, July 20, 2004 - Grupo TMM, S.A. (NYSE: TMM) will publish second-quarter and fist-half 2004 financial results on Wednesday, July 28, 2004, after the close of trading on the New York Stock Exchange. Management will discuss earnings and provide a corporate update on Thursday, July 29, 2004, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-240-5318 (domestic) or 303-242-0008 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 23872. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation.

A replay of the conference call will be available through August 5, 2004, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11003574. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 23872.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.